SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number 0-28930
(Check one)

☐	Form 10-K and Form 10-KSB ☐ Form 11-K
☐	Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended October 23, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended ___________________________
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I
REGISTRANT INFORMATION
Full name of registrant Roadhouse Grill, Inc.
Former name if applicable _____________________________________
Address of principal executive office (Street and Number) 2703-A Gateway Drive
City, State and Zip Code Pompano Beach, Florida 33069

PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
On October 24, 2005, Hurricane Wilma hit South Florida (where the Company’s corporate office is located). The storm caused the closure of the Company’s corporate offices for eight days following the storm. Further, during early November, the Company’s management was actively engaged in the negotiation of a merger agreement between the Company and Steakhouse Partners, Inc., which merger agreement was executed on November 17, 2005 (see the Company’s Current Report on Form 8-K filed on November 22, 2005 for information about the merger agreement). As a result of these factors, the completion of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2005 has been delayed. The Company expects to file its 2006 second fiscal quarter Form 10-Q on or before December 12, 2005.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Michael C. Brant	(954)	957-2618

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes   ☒   No    ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   ☒   No    ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues for the 13 and 26 week periods ended October 23, 2005 of $26.2 million and $55.8 million, respectively, compared with revenues of $28.2 million and $58.6 million for the comparable periods in 2004. The Company expects to report a net loss of $4.1 million ($0.14 per share) and $6.1 million ($0.21 per share) for the 13 and 26 week periods ended October 23, 2005. For the 13 and 26 week periods ended October 24, 2004, the Company reported net income of $4.7 million ($0.16 per share) and $2.5 million ($0.08 per share), respectively. Net income for the 2004 periods included a gain on the extinguishment of debt of $7.1 million. Net loss for the 13 and 26 week periods in 2005 is expected to include losses from discontinued operations of approximately $1.2 million and $1.6 million, respectively, due to the closure of certain restaurants.
Roadhouse Grill, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 7, 2005	By:	/s/ Ayman Sabi
Ayman Sabi
President and Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.